UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022.

____________________

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1. Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

2. Earnings Release for Q3 2022

ITEM 1

Millicom International Cellular S.A.

For the three- and nine-month periods ended September 30, 2022

October 27, 2022

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

Unaudited interim condensed consolidated statement of income for the three- and nine-month periods ended September 30, 2022

in millions of U.S. dollars except per share data	Notes	Nine months ended September 30, 2022 (ii)	Nine months ended September 30, 2021 (i)	Three months ended September 30, 2022 (ii)	Three months ended September 30, 2021 (i)
Continuing Operations
Revenue	5	4,243	3,006	1,388	1,006
Cost of sales		(1,134)	(851)	(369)	(288)
Gross profit		3,109	2,155	1,019	718
Operating expenses		(1,429)	(1,099)	(479)	(367)
Depreciation		(757)	(583)	(249)	(193)
Amortization		(264)	(233)	(93)	(55)
Share of profit in joint ventures (ii)	8	25	185	5	56
Other operating income (expenses), net		(6)	(9)	(6)	29
Operating profit	5	678	416	196	189
Interest and other financial expenses	11	(469)	(365)	(160)	(116)
Interest and other financial income		7	22	3	17
Other non-operating (expenses) income, net	6	(41)	(37)	(35)	(19)
Profit (loss) from other joint ventures and associates, net		—	(39)	—	(35)
Profit (loss) before taxes from continuing operations		174	(3)	4	35
Tax (charge), net		(200)	(66)	(53)	(12)
Profit (loss) from continuing operations		(26)	(69)	(49)	23
Profit (loss) from discontinued operations, net of tax	4	113	(12)	2	(19)
Net profit (loss) for the period		87	(81)	(47)	4

Attributable to:
Owners of the Company		120	(53)	(32)	5
Non-controlling interests		(33)	(28)	(16)	(1)

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($ per share) (iii)	7	0.94	(0.41)	(0.18)	0.04
Diluted ($ per share) (iii)	7	0.93	(0.41)	(0.18)	0.04

(i)	Re-presented for discontinued operations (see note 4)

(ii)	Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note 3 for further details. As a result, numbers are not directly comparable with September 30, 2021 figures.

(iii)	2021 comparatives have been restated as a result of the completion of the rights offering (see note 7)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

2

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

Unaudited interim condensed consolidated statement of comprehensive income for the three- and nine-month periods ended September 30, 2022

in millions of U.S. dollars	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Three months ended September 30, 2022	Three months ended September 30, 2021
Net profit (loss) for the period	87	(81)	(47)	4
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	16	(37)	(24)	(8)
Change in value of cash flow hedges, net of tax effects	6	13	2	3
Total comprehensive income (loss) for the period	109	(105)	(70)	(1)

Attributable to:
Owners of the Company	143	(71)	(53)	1
Non-controlling interests	(34)	(34)	(17)	(2)

Total comprehensive income (loss) for the period arises from:
Continuing operations	(5)	(94)	(72)	18
Discontinued operations	113	(11)	2	(19)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

3

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

Unaudited interim condensed consolidated statement of financial position as at September 30, 2022

in millions of U.S. dollars	Notes	September 30, 2022	December 31, 2021 (i)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	10	7,413	7,558
Property, plant and equipment, net	9	3,019	3,382
Right of use assets, net		895	1,024
Investments in joint ventures	3, 8	578	596
Investments in associates		7	22
Contract costs, net		9	8
Deferred tax assets		170	180
Derivative financial instruments	13	17	21
Amounts due from non-controlling interests, associates and joint ventures	8	—	24
Other non-current assets		68	74
TOTAL NON-CURRENT ASSETS		12,176	12,890

CURRENT ASSETS
Inventories		67	63
Trade receivables, net		387	405
Contract assets, net		75	69
Amounts due from non-controlling interests, associates and joint ventures	8	19	42
Prepayments and accrued income		164	166
Current income tax assets		115	104
Supplier advances for capital expenditure		21	35
Other current assets		194	269
Restricted cash		53	203
Cash and cash equivalents		884	895
TOTAL CURRENT ASSETS		1,979	2,251
TOTAL ASSETS		14,155	15,141

(i)	Restated after the finalization of the Guatemala purchase accounting. See note 3 for further details.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

Unaudited interim condensed consolidated statement of financial position as at September 30, 2022 (continued)

in millions of U.S. dollars	Notes	September 30, 2022	December 31, 2021 (i)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	14	1,344	628
Treasury shares		(47)	(60)
Other reserves		(570)	(594)
Retained profits		2,691	2,019
Net profit for the period/year attributable to equity holders		120	590
Equity attributable to owners of the Company		3,537	2,583
Non-controlling interests		43	157
TOTAL EQUITY		3,580	2,740

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	6,736	5,904
Lease liabilities	11	871	996
Derivative financial instruments	13	80	1
Payables and accruals for capital expenditure		478	435
Provisions and other non-current liabilities		335	364
Deferred tax liabilities		151	214
TOTAL NON-CURRENT LIABILITIES		8,651	7,914

CURRENT LIABILITIES
Debt and financing	11	129	1,840
Lease liabilities	11	154	171
Put option liability	13	—	290
Payables and accruals for capital expenditure		342	452
Other trade payables		325	347
Amounts due to non-controlling interests, associates and joint ventures	8	39	74
Accrued interest and other expenses		429	539
Current income tax liabilities		121	128
Contract liabilities		89	97
Provisions and other current liabilities		295	548
TOTAL CURRENT LIABILITIES		1,924	4,487
TOTAL LIABILITIES		10,575	12,401
TOTAL EQUITY AND LIABILITIES		14,155	15,141

(i)	Restated after the finalization of the Guatemala purchase accounting. See note 3 for further details.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2022

in millions of U.S. dollars	Notes	September 30, 2022	September 30, 2021 (i)
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		174	(3)
Profit (loss) before taxes from discontinued operations	4	116	6
Profit (loss) before taxes		290	3
Adjustments to reconcile to net cash:
Interest expense on leases		102	94
Interest expense on debt and other financing		379	295
Interest and other financial income		(7)	(22)
Adjustments for non-cash items:
Depreciation and amortization	5, 4	1,042	879
Share of net profit in joint ventures		(25)	(185)
(Gain) loss on disposal and impairment of assets, net		(117)	8
Share-based compensation		22	10
Profit (loss) from other joint ventures and associates, net		—	38
Other non-cash non-operating (income) expenses, net	6	41	37
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(123)	(128)
Decrease (increase) in inventories		(8)	(20)
Increase (decrease) in trade and other payables, net		(83)	(37)
Increase (decrease) in contract assets, liabilities and costs, net		(11)	(2)
Total changes in working capital		(224)	(187)
Interest paid on leases		(100)	(109)
Interest paid on debt and other financing		(316)	(269)
Interest received		4	2
Taxes paid		(222)	(79)
Net cash provided by operating activities		868	516
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	13	(279)	—
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	142	18
Purchase of spectrum and licenses		(75)	(25)
Purchase of other intangible assets	10	(161)	(107)
Purchase of property, plant and equipment	9	(625)	(479)
Proceeds from sale of property, plant and equipment	9	8	6
Proceeds from disposal of equity investments, net of costs		—	163
Dividends and dividend advances received from joint ventures and associates		1	13
Settlement of financial derivative instruments	13	8	—
Transfer (to) / from pledge deposits, net		33	—
Cash (used in) provided by other investing activities, net		19	17
Net cash used in investing activities	(928)	(395)

6

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2022 (continued)

Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	1,552	247
Repayment of debt and other financing	11	(2,062)	(580)
Loan repayment from (advance to) joint venture		—	193
Lease capital repayment		(120)	(90)
Proceeds from the rights offering, net of costs	14	717	—
Advances and dividends paid to non-controlling interests		(3)	(6)
Share repurchase program		—	(28)
Net cash from (used in) financing activities		84	(265)
Exchange impact on cash and cash equivalents, net		(10)	(9)
Net increase (decrease) in cash and cash equivalents		13	(152)
Cash and cash equivalents at the beginning of the year		895	875
Effect of cash in disposal group held for sale	4	(24)	—
Cash and cash equivalents at the end of the period		884	723

(i)	Re-presented for discontinued operations (see note 4)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

7

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

Unaudited interim condensed consolidated statements of changes in equity for the nine-month period ended September 30, 2022

in millions of U.S. dollars	Number of shares (000’s) (iii)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2020	101,739	(526)	153	478	(30)	2,020	(562)	2,059	215	2,274
Total comprehensive income for the period	—	—	—	—	—	(53)	(19)	(71)	(34)	(105)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(3)	(3)
Purchase of treasury shares(ii)	—	(842)	—	—	(34)	2	—	(32)	—	(32)
Share based compensation	—	—	—	—	—	—	9	9	1	10
Issuance of shares under share-based payment schemes	—	453	—	(2)	26	2	(25)	1	—	1
Balance on September 30, 2021	101,739	(915)	153	476	(38)	1,971	(595)	1,966	179	2,145

Balance on December 31, 2021	101,739	(1,538)	153	476	(60)	2,609	(594)	2,583	157	2,740
Total comprehensive income for the year	—	—	—	—	—	120	22	143	(34)	109
Effects of rights offering(iv)	70,357	—	106	612	—	—	—	717	—	717
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
Purchase of treasury shares(ii)	—	(93)	—	—	(4)	1	—	(3)	—	(3)
Share based compensation	—		—	—	—	—	18	18	1	19
Issuance of shares under share-based payment schemes	—	418	—	(2)	16	4	(17)	1	—	1
Effect of the buy-out of non-controlling interests in Panama(v)	—	—	—	—	—	78	—	78	(78)	—
Balance on September 30, 2022	172,096	(1,213)	258	1,085	(47)	2,811	(570)	3,538	43	3,580

(i)	Retained profits – includes profit for the period attributable to equity holders, of which at September 30, 2022, $472 million (2021: $486 million) are not distributable to equity holders.

(ii)	During the nine-month period ended September 30, 2022, Millicom withheld approximately 92,691 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2021: 739,438 shares repurchased in connection with the Group's share purchase program and 102,405 shares were withheld))

(iii)	The authorized share capital amounts to $300 million divided into 200 million shares with a par value of $1.50 each following the extraordinary general meeting held on February 28, 2022.

(iv)	See note 14.

(v)	Resulting from the exercise of the put option in Panama, see note 13.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

8

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

Notes to the unaudited interim condensed consolidated statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On November 12, 2021, Millicom acquired the remaining 45% equity interest in its business in Guatemala (collectively, "Tigo Guatemala") and since that date owns 100% equity interest and fully consolidates Tigo Guatemala (see note 3). As a consequence this affects the comparability of the statements of income and cash flows in these unaudited interim condensed consolidated financial statements and the statement of financial position has been restated as a result of the finalization of the purchase accounting (refer to note 3).

On March 10, 2022, our operations in Tanzania were classified as discontinued operations in the statement of income and as assets held for sale in the statement of financial position after the Group obtained all necessary approvals to conclude the announced divestiture. The sale was completed on April 5, 2022. As a result, the numbers in the statement of income have been re-presented for all periods shown (see note 4).

On October 26, 2022, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2021 consolidated financial statements, except for the changes described below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	Current macroeconomic environment and its effect on the Group's business activities, financial situation and economic performance

Inflation in many countries globally has been rising for the past several months due to a variety of factors, including significant disruptions to the global production and distribution of energy and food commodities caused by Russia’s invasion of Ukraine as well as the global response to that invasion. As a result, global economic prospects have been severely affected, including in our Latin America markets, a situation that is expected to continue at least throughout the remainder of 2022. During the quarter, the Group took meaningful steps to mitigate the impact of rising inflation, including the implementation of numerous price increases, which position it to sustain healthy service revenue growth and margins going forward.

Although the macro-economic backdrop has become more challenging, business and financial performance through the first nine months of the year is broadly in line with our plans.

The Group continues to monitor the developments of the aforementioned events and their potential impact on performance and accounting considerations.

9

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

III.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

◦	IFRS 3 'Business Combinations' - Reference to Conceptual Framework.

◦	IAS 16 'Property, Plant and Equipment' - Proceeds before intended use.

◦	IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract.

◦	Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41.

Amendments effective for annual periods starting on or after January 1, 2023 that are not expected to have a significant impact on the Group consolidated financial statements:

◦	Amendments to IAS 1, 'Disclosure of Accounting Policies' that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.

◦	Amendments to IAS 1, 'Presentation of Financial Statements' (not yet endorsed by the EU): These amendments clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability.

◦	IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates.

The following changes to standards are effective for annual periods starting on January 1, 2023 and their potential impact on the Group consolidated financial statements is currently being assessed by Management:

◦	Amendments to IAS 12, 'Income Taxes: Deferred tax related to Assets and liabilities arising from a Single Transaction' - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognizing deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented.

The following changes to standards are effective for annual periods starting on January 1, 2024 and their potential impact on the Group consolidated financial statements is currently being assessed by Management:

◦	Amendments to IFRS 16 'Leases: Lease Liability in a Sale and Leaseback' - The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

10

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions for the nine-month period ended September 30, 2022

As of June 14, 2022, the Group received the formal notification from the minority shareholders of Cable Onda S.A. confirming the exercise of their put option right to sell their remaining 20% shareholding to Millicom for an amount of approximately $290 million. The transaction closed on June 29, 2022 and the payment was applied against the already recorded put option liability of $290 million.

As a result, the non-controlling interests' carrying value of $78 million have been transferred to the Group's equity.

Acquisitions 2021

On November 12, 2021, Millicom announced that it has closed the previously-announced agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (collectively, "Tigo Guatemala") from its local partner for $2.2 billion in cash. The acquisition was initially financed through a bridge facility (see note 11).

As of September 30, 2022, Millicom has finalized the purchase accounting and determined the fair values of Tigo Guatemala's identifiable assets and liabilities and comparative figures as of December 31, 2021 have been restated accordingly. The finalization of the purchase accounting had an effect on the following financial position line items previously reported as of December 31, 2021:

$ millions	December 31, 2021	Impact of the finalization of the purchase accounting of Guatemala	December 31, 2021	Reason for the change
	As reported		As restated
STATEMENT OF FINANCIAL POSITION
ASSETS
Intangible assets, net	7,721	(163)	7,558	(i)
Property, plant and equipment, net	3,198	184	3,382	(ii)
Right-of-use asset (non-current), net	1,008	17	1,024	(iii)
Prepayments and accrued income	168	(2)	166
Other current assets	302	(33)	269
LIABILITIES
Provisions and other current liabilities	546	2	548

(i)	Impact on intangibles resulting from the adjustments explained below.

(ii)	See updated fair values section below. Mainly relates to property, plant and equipment step up.

(iii)	See updated fair values section below. It relates to remeasurement of the right of use assets.

The impact of the finalization of Tigo Guatemala's purchase accounting on the 2021 Group statement of income is immaterial. Therefore, no adjustments were made in that respect on comparative figures.

Further details of Tigo Guatemala acquisition are provided on the following page.

11

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

The table below shows the changes in fair values compared to the values reported as of December 31, 2021.

At acquisition date - November 12, 2021 (in millions of U.S. dollars)	Provisional fair values (100%)	Final fair values (100%)	Changes
Intangible assets (excluding goodwill) (i)	1,294	1,917	623
Property, plant and equipment (ii)	547	731	184
Right of use assets (iii)	189	205	17
Other non-current assets	5	5	—
Current assets (excluding cash)	210	210	—
Trade receivables (iv)	42	42	—
Cash and cash equivalents	199	199	—
Total assets acquired	2,486	3,309	823
Lease liabilities (iii)	205	205	—
Other debt and financing	417	417	—
Other liabilities	281	281	—
Total liabilities assumed	903	903	—
Fair value of assets acquired and liabilities assumed, net - A	1,583	2,406	823
Purchase consideration (45%) - B	2,195	2,195	—
Implied fair value (100% of business) - C	4,877	4,877	—
Carrying value of our investment in joint venture at acquisition date - D	2,013	2,013	—
Goodwill arising on change of control - B+D-A=E	2,625	1,802	(823)
Revaluation of previously held interests - C-B-D=F (v)	670	670	—
Total goodwill - E+F=G	3,295	2,472	(823)

(i)	Fair value step-up have been recognized mainly on the following intangible assets:

a) the customer lists for an amount of $514 million, with estimated weighted average useful lives of 9.3 years.

b) the spectrum and licenses held by Tigo Guatemala for $51 million, with a remaining useful life of 11 years.

c) the trademarks and brand held and operated by Tigo Guatemala for $62 million, bringing its carrying value to $910 million. Management determined that the latter have indefinite useful lives.

(ii)	A fair value step-up of $184 million has been recognized on property, plant and equipment, mainly on the core network, network equipment and owned towers. The weighted average remaining useful live is estimated at 6 years.

(iii)	The Group measured the lease liability at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired lease were a new lease at the acquisition date. The right-of-use assets have been adjusted by $17 million to be measured at the same amount as the lease liabilities.

(iv)	The fair value of trade receivables acquired approximate their carrying value of $42 million.

(v)	The acquisition has been determined as a business combination achieved in stages, requiring Millicom to remeasure its 55% previously held equity investment in Tigo Guatemala at its acquisition date fair value; the resulting gain has been recognized in the statement of income under the line "Revaluation of previously held interests" and is included in the goodwill calculation (see above).

The goodwill is attributable to the workforce and the high profitability of Tigo Guatemala. It is currently not expected to be tax deductible. From November 12, 2021 to December 31, 2021, Tigo Guatemala contributed $223 million of revenue and $28 million of net profit to the Group. If Tigo Guatemala had been acquired on January 1, 2021, incremental revenue for the year 2021 would have been $1.38 billion and incremental net profit for the same period of $147 million. Acquisition related costs included in the statement of income under operating expenses were immaterial.

12

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

Ghana's divestiture

On October 13, 2021, Millicom, along with its joint venture partner Bharti Airtel Limited, closed the disposal of AirtelTigo Ghana to the Government of Ghana. As part of the closing conditions, each partner committed up to $37.5 million for the reimbursement of certain local bank facilities.

Disposals 2022 - Tanzania

On March 10, 2022, Millicom obtained the final necessary regulatory approvals to sell its operations in Tanzania. The transaction was completed on April 5, 2022 (see note 4).

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations - Tanzania

As from March 10, 2022, and in accordance with IFRS 5, all assets and liabilities of our operations in Tanzania were classified as held for sale and their results have been removed from the results of continuing operations and are shown as a single line item on the face of the statement of comprehensive income under 'Profit (loss) from discontinued operations, net of tax'. Comparative figures of the statement of income have been re-presented accordingly.

On April 5, 2022, Millicom completed the sale for an initial cash consideration of approximately $101 million (subject to final price adjustment). As per the sale agreement, the initial sale price is adjusted to consider some outstanding tax and legal contingencies which management believes is sufficient to cover any future claims on pre-closing matters. Should the price adjustments not be sufficient, Millicom might be liable and need to make additional provisions that are not covered by the latter. In addition, the agreement also provides an IPO1 adjustment clause valid until April 5, 2024, whereby Millicom would reimburse the buyer for any negative difference between the share price per share on the IPO date and the one implied by this sale. As of September 30, 2022, no additional provisions have been made by management in respect of the aforementioned items.

(a)        The net assets de-consolidated on the date of the disposal, as well as the gain on disposal, were as follows:

Details of the sale of the subsidiary ($ millions)	April 5, 2022
Carrying amount of net assets sold (A)	(79)
Initial sale consideration (B)	101
Gross gain on sale (B) - (A)	180
Other operating expenses linked to the disposal	(11)
Other operating income/expenses, net	(5)
Gain on sale before reclassification of foreign currency translation reserve	165
Reclassification of foreign currency translation reserve	(56)
Net gain on sale	109

(b)       The operating results and cash flows of the discontinued operation for the three- and nine-month periods ended September 30, 2022 and September 30, 2021 are set out below. The figures shown below are after inter-company eliminations.

1 The Tanzanian government implemented in 2016 legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. The ´Tanzania Communications Regulatory Authority´ (TCRA) ordered the Tanzanian operations to complete such public offering by December 31, 2025, at the latest.

13

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Results from Discontinued Operations (in millions of U.S. dollars)	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Three months ended September 30, 2022	Three months ended September 30, 2021
Revenue	88	264	—	87
Cost of sales	(26)	(77)	—	(25)
Operating expenses	(27)	(94)	—	(33)
Depreciation and amortization	(21)	(63)	—	(21)
Other operating income (expenses), net	4	1	—	—
Gain/(loss) on disposal of discontinued operations (see (a) above)	120	—	—	—
Other expenses linked to the disposal of discontinued operations (see (a) above)	(11)	—	2	—
Operating profit (loss)	127	30	2	8
Interest income (expense), net	(12)	(24)	—	4
Profit (loss) before taxes	116	6	2	11
Credit (charge) for taxes, net	(3)	(18)	—	(30)
Net profit/(loss) from discontinued operations	113	(12)	2	(19)

Cash flows from discontinued operations (in millions of U.S. dollars)	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Cash from (used in) operating activities, net	18	49
Cash from (used in) investing activities, net	(10)	(32)
Cash from (used in) financing activities, net	(9)	(19)
Net cash inflows	(1)	(2)
14

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations were predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business, as discussed above, the Millicom Group had businesses in two main regions, Latin America and Africa, which constituted our two reportable segments. As a result of the sale of the Tanzania business and its classification as a discontinued operation, we no longer report an Africa segment in our unaudited condensed consolidated financial statements included elsewhere in this Report and will no longer report it in our consolidated financial statements for future periods. The Group now only operates in a single region, Latin America.

As a result, the Group now reports a single segment, called the ‘Group Segment’, which includes the results of our Latin American operations, and regional and central corporate costs. Group segment figures will continue to include our Honduras joint venture as if it was fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Group segment figures also include our operations in Guatemala as if they were fully consolidated for all comparative periods, for the same reasons. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala. Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for it using the equity method of accounting, along with our operations in Honduras.

Revenue, operating profit (loss), EBITDA and other segment information for the three- and nine-month periods ended September 30, 2022 and 2021, are shown on the following pages.

15

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

5. SEGMENT INFORMATION (Continued)

Nine months ended September 30, 2022 (in millions of U.S. dollars)	Group Segment (viii)	Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	2,545	(324)	1	2,222
Cable and other fixed services revenue	1,696	(80)	4	1,620
Other revenue	55	(3)	—	52
Service revenue (i)	4,296	(407)	5	3,895
Telephone and equipment revenue	376	(28)	—	349
Revenue	4,672	(434)	5	4,243
Operating profit (loss)	743	(90)	25	678
Add back:
Depreciation and amortization	1,104	(83)	1	1,021
Share of profit in joint ventures (viii)	—	—	(25)	(25)
Other operating expenses (income), net	3	3	—	6
EBITDA (ii)	1,849	(170)	1	1,680
EBITDA from discontinued operations	24	—	—	24
EBITDA incl discontinued operations	1,874	(170)	1	1,705
Capital expenditure (iii)	(843)	66	—	(777)
Spectrum paid	(75)	—	—	(75)
Changes in working capital and others (iv)	(199)	(3)	—	(202)
Taxes paid	(258)	36	—	(222)
Operating free cash flow (v)	498	(71)	1	427
Total Assets (vi)	14,581	(1,055)	630	14,155
Total Liabilities	11,194	(671)	52	10,575

(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets.

(iii)	Excluding spectrum and licenses

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense.

(v)	Operating Free Cash Flow is EBITDA less capex, less spectrum paid, less change in working capital, other non-cash items (share-based payment expense) and taxes paid. From 2022, the Group changed the definition of Operating Free Cash Flow to include spectrum paid in response to feedback from users of our financial statements who prefer a more comprehensive view of our cash flow generation.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala (prior to acquisition) and Honduras as reported in the Group segment.

(viii)	As further explained above, Group Segment numbers include Guatemala (until acquisition in November 2021) and Honduras as if they were fully consolidated, and excludes Africa.

16

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

5. SEGMENT INFORMATION (Continued)

Nine months ended September 30, 2021 (in millions of U.S. dollars)	Group Segment (viii)	Guatemala and Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	2,509	(1,136)	—	1,373
Cable and other fixed services revenue	1,696	(270)	—	1,425
Other revenue	51	(7)	—	44
Service revenue (i)	4,256	(1,413)	—	2,843
Telephone and equipment revenue	365	(201)	—	164
Revenue	4,621	(1,614)	—	3,006
Operating profit (loss)	713	(482)	185	416
Add back:
Depreciation and amortization	1,154	(338)	—	816
Share of profit in joint ventures	—	—	(185)	(185)
Other operating expenses (income), net	9	—	—	9
EBITDA (ii)	1,876	(820)	—	1,056
EBITDA from discontinued operations	93	—	—	93
EBITDA incl discontinued operations	1,969	(820)	—	1,149
Capital expenditure (iii)	(775)	196	—	(580)
Spectrum paid	(47)	21	—	(25)
Changes in working capital and others (iv)	(155)	(22)	—	(177)
Taxes paid	(199)	119	—	(80)
Operating free cash flow (v)	793	(505)	—	287
Total Assets (vi)	13,267	(4,659)	2,792	11,400
Total Liabilities	10,727	(1,666)	194	9,255
17

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

5. SEGMENT INFORMATION (Continued)

Three months ended September 30, 2022 (in millions of U.S. dollars)	Group Segment (viii)	Honduras(vii)	Eliminations and transfers	Group
Mobile revenue	843	(108)	—	735
Cable and other fixed services revenue	554	(27)	1	528
Other revenue	18	(2)	—	16
Service revenue (i)	1,415	(137)	2	1,280
Telephone and equipment revenue	118	(10)	—	108
Revenue	1,532	(146)	2	1,388
Operating profit (loss)	221	(31)	6	196
Add back:
Depreciation and amortization	372	(30)	—	342
Share of profit in joint ventures (viii)	—	—	(5)	(5)
Other operating expenses (income), net	3	5	(1)	6
EBITDA (ii)	596	(57)	—	539
EBITDA from discontinued operations	2	—	—	2
EBITDA incl discontinued operations	597	(57)	—	541
Capital expenditure (iii)	(273)	20	—	(253)
Spectrum paid	(26)			(26)
Changes in working capital and others (iv)	(6)	(11)	—	(16)
Taxes paid	(77)	11	—	(66)
Operating free cash flow (v)	216	(37)	—	180
18

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

5. SEGMENT INFORMATION (Continued)

Three months ended September 30, 2021 (in millions of U.S. dollars)	Group Segment(viii)	Guatemala and Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	840	(378)	—	462
Cable and other fixed services revenue	568	(94)	—	474
Other revenue	18	(3)	—	15
Service revenue (i)	1,426	(475)	—	951
Telephone and equipment revenue	121	(66)	—	55
Revenue	1,547	(541)	—	1,006
Operating profit (loss)	291	(159)	56	189
Add back:
Depreciation and amortization	360	(112)	—	248
Share of profit in joint ventures	—	—	(56)	(56)
Other operating expenses (income), net	(28)	—	—	(29)
EBITDA (ii)	622	(271)	—	352
EBITDA from discontinued operations	28	—	—	28
EBITDA incl discontinued operations	651	(271)	—	380
Capital expenditure (iii)	(249)	77	—	(173)
Spectrum paid	(11)	7	—	(4)
Changes in working capital and others (iv)	34	(22)	—	12
Taxes paid	(65)	35	—	(30)
Operating free cash flow (v)	360	(175)	—	185

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Nine months ended September 30, 2022	Nine months ended September 30, 2021 (i)	Three months ended September 30, 2022	Three months ended September 30, 2021 (i)
Change in fair value of derivatives (Note 13)	12	2	1	—
Change in fair value in investment in Helios Towers (ii)	—	18	—	—
Change in value of call option and put option liability	(1)	(26)	—	—
Exchange gains (losses), net	(53)	(33)	(36)	(19)
Other non-operating income (expenses), net	1	1	—	—
Total	(41)	(37)	(35)	(19)

(i)	Re-presented for discontinued operations (see note 4).

(ii)	In June 2021, Millicom disposed of its remaining shareholding in HT.

19

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Nine months ended September 30, 2022	Nine months ended September 30, 2021 (ii) (iii)	Three months ended September 30, 2022	Three months ended September 30, 2021 (ii) (iii)
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	7	(41)	(33)	24
Net profit (loss) attributable to equity holders from discontinued operations	113	(12)	2	(19)
Net profit (loss) attributable to all equity holders to determine the basic profit (loss) per share	120	(53)	(32)	5

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	128,321	128,926	170,872	128,849
Potential shares as a result of long term incentive plans	375	416	335	560
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	128,697	129,341	171,207	129,409

in U.S. dollars
Basic
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	0.05	(0.32)	(0.20)	0.19
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	0.88	(0.09)	0.01	(0.15)
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	0.94	(0.41)	(0.18)	0.04
Diluted
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	0.05	(0.32)	(0.20)	0.18
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	0.88	(0.09)	0.01	(0.15)
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	0.93	(0.41)	(0.18)	0.04

(i)	For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share.

(ii)	Re-presented for discontinued operations (see note 4).

(iii)	As required by IAS 33 ‘Earnings per share’ the impact of the bonus element included within the rights offering (see note 14) has been included in the calculations of the basic and diluted earnings per share for the current year/period and comparative figures have been re-presented accordingly.

20

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

8. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At September 30, 2022, the equity accounted net assets of our joint venture in Honduras totaled $384 million (December 31, 2021: Honduras: $406 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2021: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the nine-month period ended September 30, 2022, Millicom's joint venture in Honduras repatriated cash of $62 million under the form of management fees and repayment of a shareholder loan. For the same period last year, Millicom's joint ventures in Guatemala and Honduras repatriated cash of $50 million, out of which $13 million represented dividends and dividends advances paid to the Company.

At September 30, 2022, Millicom had $33 million payables to Honduras joint venture which were mainly made up of loan advances (December 31, 2021: $69 million). In addition, Millicom had a total of $17 million receivable from Honduras (December 31, 2021: $62 million), mainly composed of a sale consideration following a shareholding restructuring in 2020, which is payable in several installments with a final settlement in November 2023.

The table below summarizes the movements for the year in respect of the Group's joint ventures carrying values:

in millions of U.S. dollars	2022
Honduras (i)
Opening Balance at January 1, 2022	596
Results for the period	25
Dividends declared during the period	(35)
Currency exchange differences	(8)
Closing Balance at September 30, 2022	578

(i) Share of profit is recognized under ‘Share of profit in the joint ventures’ in the statement of income for the period ended September 30, 2022.

9. PROPERTY, PLANT AND EQUIPMENT

During the nine-month period ended September 30, 2022, Millicom added property, plant and equipment for $588 million (September 30, 2021: $450 million) and received $8 million from disposal of property, plant and equipment (September 30, 2021: $6 million).

10. INTANGIBLE ASSETS

During the nine-month period ended September 30, 2022, Millicom added intangible assets for $280 million of which $161 million related to spectrum and licenses, and $119 million to additions of other intangible assets (September 30, 2021: $98 million of which $10 million related to an adjustment on spectrum and licenses and $89 million to additions of intangible assets) and did not receive any proceeds from disposal of intangible assets (September 30, 2021: nil).

During the nine-month period ended September 30, 2022, Millicom early terminated an IT software contract and also decommissioned the existing software. As a result, Millicom recorded a settlement provision of $7 million under operating expenses and recorded a decommissioning cost of this software for a total amount of $12 million, as accelerated amortization and impairment charges.

21

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

 11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most significant movements in debt and financing for the nine-month period ended September 30, 2022 were as follows:

Luxembourg

On January 10, 2022, Millicom placed a SEK 2.2 billion (approximately $201 million at the September 30, 2022 exchange rate) senior unsecured sustainability bond (the "Bond") within its Sustainability bond framework. The Bond is due on 2027 and carries a floating coupon priced at 3m Stibor+300bps, the Bond is listed on the Nasdaq Stockholm sustainable bond list. On January 13, 2022, Millicom executed a swap on the principal amount to hedge it to USD (see note 13).

On April 13, 2022, Millicom repaid $100 million of the bridge loan with the proceeds received from the disposal of our operations in Tanzania. The remaining balance of $350 million has been repaid in June 2022 with the proceeds of the rights offering (see note 14).

Colombia

On January 21, 2022, Colombia Movil S.A. repaid $100 million of the outstanding amount of the Syndicated Loan Agreement dated June 8, 2017. On January 19, 2022, the respective cross currency swaps with Bancolombia and JP Morgan for $25 million, each, were terminated. As of September 30, 2022, there is still $50 million outstanding under the syndicated loan, which is covered by cross currency and interest rate swaps.

Guatemala

On January 27, 2022, our principal subsidiary in Guatemala, Comunicaciones Celulares, S.A. ("Comcel"), completed the issuance of a new 10-year $900 million Bond with a coupon of 5.125% per annum. The proceeds from this bond were used to repay a significant portion of the bridge financing that was used to fund the acquisition of the remaining 45% equity interest in the Tigo Guatemala operations (see note 3).

On March 31, 2022, Comcel executed a new 5-year $150 million loan agreement with Banco de Desarrollo Rural, S.A.. Proceeds were disbursed on April 27, 2022 and were used to refinance some of the credit agreements Comcel had with Banco Industrial.

Bolivia

On July 29, 2022, Tigo Bolivia. signed two new loan agreements for a total amount of approximately $8 million and a repayment period of 5 years.

Nicaragua and El Salvador

On September 12, 2022, Telefonia Celular de Nicaragua, S.A. ("Nicaragua") and Telemovil El Salvador, S.A. de C.V. ("Telemovil") entered into a new Credit and Guaranty Agreement with Bank of Nova Scotia as Administrative Agent and Citigroup and Bladex as Joint Lead Arrangers, and with Millicom International Cellular, S.A. as Guarantor for $225 million Unsecured Term Loan with a 5 year maturity. The allocated portion for Telemovil is $75 million and the allocated portion for Nicaragua is $150 million. The proceeds will be used to partially repay loans with other companies within the Group. The interest rate for this loan is SOFR based plus a margin.

22

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at September 30, 2022	As at December 31, 2021
Due within:
One year	129	1,840
One-two years	363	206
Two-three years	270	486
Three-four years	662	843
Four-five years	1,585	758
After five years	3,856	3,610
Total debt and financing	6,865	7,744

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at September 30, 2022 and December 31, 2021.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at September 30, 2022	As at December 31, 2021	As at September 30, 2022	As at December 31, 2021
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure(ii)
0-1 year	13	71	—	82
1-3 years	71	6	—	—
3-5 years	415	223	—	—
Total	499	300	—	82

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

(ii) Guarantee from Tanzania ceased to exist after the completion of the sale in our operations in Tanzania, see note 4.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Nine months ended September 30, 2022	Nine months ended September 30, 2021 (i)	Three months ended September 30, 2022	Three months ended September 30, 2021 (i)
Interest expense on bonds and bank financing	(321)	(236)	(107)	(77)
Interest expense on leases	(94)	(84)	(31)	(27)
Early redemption charges	—	(5)	—	—
Others	(54)	(41)	(22)	(12)
Total interest and other financial expenses	(469)	(365)	(160)	(116)

(i) Re-presented for discontinued operations (see note 4)

12. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of September 30, 2022, the total amount of claims brought against Millicom and its subsidiaries is $244 million (December 31, 2021: $246 million). The Group's share of the comparable exposure for its joint venture in Honduras is $13 million (December 31, 2021: $13 million).

23

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

As at September 30, 2022, $27 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2021: $36 million). The Group's share of provisions made by the joint venture was $1 million (December 31, 2021: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Taxation

At September 30, 2022, the tax risks exposure of the Group's subsidiaries is estimated at $204 million, for which provisions of $33 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (December 31, 2021: $343 million of which provisions of $69 million were recorded). The decrease compared to December 31, 2021 mainly relates to the sale of our operations in Tanzania (see note 4) as well as the adherence to a tax amnesty in one of our operations. The Group's share of comparable tax exposure and provisions in its joint venture amounts to $93 million (December 31, 2021: $68 million) and $6 million (December 31, 2021: $3 million), respectively.

Capital commitments

At September 30, 2022, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $499 million of which $338 million are due within one year (December 31, 2021: $761 million of which $428 million are due within one year). The Group’s share of commitments in the joint ventures is $33 million of which $33 million are due within one year. (December 31, 2021: $41 million and $41 million respectively).

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at September 30, 2022 and December 31, 2021:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As at September 30, 2022	As at December 31, 2021	As at September 30, 2022	As at December 31, 2021
Financial liabilities
Debt and financing	6,865	7,744	5,858	7,817

(i)        Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion bond and the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $211 million and $236 million, respectively, using the exchange rate at the time of the issuance of each bond) senior unsecured sustainability bonds issued in May 2019 and January 2022, respectively). These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity dates are May 2024 and January 2027, respectively. The hedging relationships are highly effective and related fluctuations are recorded through other comprehensive income. At September 30, 2022, the fair values of the swaps amount to a liability of $80 million (December 31, 2021: an asset of $6 million).

24

Unaudited Interim Condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2022

Colombia and El Salvador operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At September 30, 2022, the fair value of El Salvador swap amount to nil, (December 31, 2021: a liability of $1 million) and the fair value of Colombia swaps amount to an asset of $17 million (December 31, 2021: an asset of $15 million). On January 19, 2022, a portion of the cross-currency swaps with Bancolombia and JP Morgan were settled in cash for an amount of $8 million.

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

There are no other derivative financial instruments with a significant fair value at September 30, 2022.

14. RIGHTS OFFERING

On May 18, 2022, the Board of Directors of Millicom resolved on a rights offering (the "Rights Offering") granting preferential subscription rights to existing holders of shares and Swedish Depositary Receipts ("SDRs") to subscribe for up to 70,357,088 shares in aggregate.

Those who were registered as holders of shares/SDR register on May 23, 2022, received one subscription right for each share ("Share Right") or SDR ("SDR right") held in Millicom. 10 share rights entitled a holder thereof to subscribe for 7 new shares in Millicom and 10 SDR Rights entitled a holder thereof to subscribe 7 new SDRs in Millicom. The subscription price was set at SEK 106 per new SDR and $10.61 per new share. The subscription price in SEK was determined based on the subscription price in U.S dollars as resolved by Millicom, $10.61 per new share, using the SEK-U.S dollar exchange rate published by the Swedish Central Bank on May 17, 2022.

The record date for participation in the Rights Offering was May 23, 2022. The subscription period ran from May 27, 2022 up to June 13, 2022.

The result of the Rights Offering showed that 68,822,675 shares, including those represented by SDRs, have been subscribed for by the exercise of basic subscription rights. The remaining 1,534,413 shares, including those represented by SDRs, were allotted to those investors who subscribed for them pursuant to over subscription privileges. The Rights Offering was thus fully subscribed, and Millicom received proceeds amounting to approximately $717 million after deducting underwriting commissions and other offering expenses of $28 million.

The Rights Offering resulted in the issuance of 70,357,088 new shares, which increased the number of outstanding shares in Millicom from 101,739,217 to 172,096,305. As a result, the share capital increased by $106 million to $258 million from $153 million. The remaining $612 million have been allocated to the Group's share premium account.

15. SUBSEQUENT EVENTS

There are no significant subsequent event to report.

25

ITEM 2

Luxembourg, October 27, 2022

Staying the Course

Highlights Q3 2022*

•	Reported revenue up 37.9% reflecting the Guatemala acquisition.

•	Service revenue up 2.7% organically with positive growth across the majority of the countries and in all business units, with continued strength in Mobile and B2B, offset by slower growth in Home.

•	Reported EBITDA up 53.3%, with organic EBITDA down 1.9%, or 0.6% excluding a $7 million one-time charge, due in part to continued investment to support the planned Tower and Tigo Money carve-outs.

•	Reported Operating Cash Flow up 134.4% year-on-year reflecting the Guatemala transaction and an acceleration from H1 levels, on an organic basis.

Financial highlights ($ millions)	Q3 2022	Q3 2021	% change	Organic % Change	9M 2022	9M 2021	% change	Organic % Change
Revenue	1,388	1,006	37.9%	2.4%	4,243	3,006	41.1%	4.1%
Operating Profit	196	189	3.9%		678	416	62.9%
Net Profit (Loss)	(32)	5	NM		120	(53)	NM
Non-IFRS measures (*)
Service Revenue	1,280	951	34.5%	2.7%	3,895	2,843	37.0%	3.9%
EBITDA	539	352	53.3%	(1.9)%	1,680	1,056	59.1%	1.0%
Capex	253	229	10.2%		707	538	31.4%
Operating Cash Flow	286	122	134.4%	2.0%	973	518	87.9%	(2.7)%

*See page 11 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Millicom Chief Executive Officer Mauricio Ramos commented:

"Q3 was another solid quarter for Millicom, and once again we delivered positive organic service revenue growth across the vast majority of our country markets and in all three business lines, even as we faced a more challenging macroeconomic backdrop.

We have entered this period of increased volatility from a position of strength of our networks, our people and our brand. This is the result of our consistent and sustained investment, aimed at creating sustainable shareholder value over the long term.

Our long-term focus allows us to stay the course and execute on the plans we laid out at the Investor Day last February. Consistent with those plans, organic OCF growth accelerated in Q3 as we had anticipated, even as we continue to invest throughout the business to sustain healthy growth over the medium to long term.

During the quarter, we took meaningful steps to mitigate the impact of rising inflation, including the implementation of numerous price increases, which position the company to sustain healthy service revenue growth and margins going forward."

Outlook

Although the macro backdrop has become more challenging, business and financial performance through the first nine months of the year is broadly in line with our plans. We therefore re-affirm our 2022 target of organic OCF growth of around 10%. In addition, we expect equity free cash flow of between $150 million and $200 million for the full year 2022, implying very robust cash generation in Q4, consistent with historical seasonal patterns.

Group Quarterly Financial Review - Q3 2022

Income statement data (i) (IFRS)	Q3 2022	Q3 2021	% change	9M 2022	9M 2021	% change
$ millions (except EPS in $)
Revenue	1,388	1,006	37.9%	4,243	3,006	41.1%
Cost of sales	(369)	(288)	(28.2)%	(1,134)	(851)	(33.3)%
Gross profit	1,019	718	41.8%	3,109	2,155	44.2%
Operating expenses	(479)	(367)	(30.7)%	(1,429)	(1,099)	(30.0)%
Depreciation	(249)	(193)	(28.8)%	(757)	(583)	(29.8)%
Amortization	(93)	(55)	(70.0)%	(264)	(233)	(13.6)%
Share of profit in joint ventures	5	56	(90.7)%	25	185	(86.4)%
Other operating income (expenses), net	(6)	29	NM	(6)	(9)	28.2%
Operating profit	196	189	3.9%	678	416	62.9%
Net financial expenses	(157)	(99)	(58.1)%	(462)	(344)	(34.4)%
Other non-operating income, (expense) net	(35)	(19)	(81.9)%	(41)	(37)	(12.0)%
Losses from other JVs and associates, net	—	(35)	99.2%	—	(39)	100.0%
Profit (loss) before tax	4	35	(88.2)%	174	(3)	NM
Net tax expense	(53)	(12)	NM	(200)	(66)	NM
Profit (loss) for the period from continuing ops.	(49)	23	NM	(26)	(69)	62.2%
Non-controlling interests	16	1	NM	33	28	18.8%
Profit (loss) from discontinued operations	2	(19)	NM	113	(12)	NM
Net profit (loss) for the period	(32)	5	NM	120	(53)	NM
Weighted average shares outstanding (millions)	170.87	128.85	32.6%	128.32	128.93	(0.5)%
EPS	(0.18)	0.04	NM	0.94	(0.41)	NM

(i) Since acquiring the remaining 45% equity interest on November 12, 2021, the Guatemala business is fully consolidated in our financial statements.

The consolidation of Guatemala is the most important factor affecting most lines of the Q3 2022 financial data when compared to Q3 2021. For brevity purposes, we omit repeated mentions of the Guatemala transaction when discussing the reasons for changes in financial performance year-on-year. To facilitate comparisons, proforma income statement data are included in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

In Q3 2022, revenue increased 37.9% year-on-year, as the Guatemala transaction more than offset the impact of a weaker Colombian peso, which depreciated 9.2% during the quarter to end 12.1% weaker year-on-year. Excluding these effects, revenue increased 2.4% on an organic basis, with all business lines and most countries sustaining positive growth amidst decelerating economic activity and rising inflation.

Operating expenses increased 30.7% year-on-year, reflecting increased sales and marketing costs to support customer growth, especially in our Colombia mobile business, as well as increased investment to support the development and expansion of our Tigo Money fintech business. Energy costs, which amount to approximately 2% of revenue, increased by 17% in aggregate. Operating expenses also include a one-time $7 million charge related to the early termination of a software contract. On an organic basis and excluding the one-time charge, operating expenses increased by 5.7%.

Depreciation increased 28.8% year-on-year to $249 million, while amortization rose 70.0% to $93 million, both reflecting mostly the Guatemala transaction.

Other operating expenses of $6 million in Q3 2022 includes $7 million related to the software contract termination, and this compares to income of $29 million in Q3 2021 related to our exit from Ghana.

As a result of the above factors, Operating profit increased 3.9% year-on-year.

Net financial expenses increased $58 million year-on-year, as a result of the increase in debt to fund the Guatemala acquisition as well as a one-time $15 million gain in Q3 2021.

Other non-operating expense of $35 million compared $19 million in Q3 2021 related to increased foreign exchange losses in Q3 2022 mostly coming from the depreciation of the Colombian peso.

Charge for taxes increased to $53 million in Q3 2022 from $12 million in Q3 2021 primarily due to the Guatemala acquisition and a $9 million tax amnesty. Non-controlling interests of $16 million in Q3 2022 compared to $1 million in Q3 2021 reflecting our partners' share of net losses in Colombia.

Net loss attributable to owners of the company was $32 million, or $0.18 per share, compared to a net profit of $5 million ($0.04 per share) in Q3 2021. The weighted average number of shares outstanding during the quarter was 170.87 million, reflecting the rights offering completed in June 2022. As of September 30, 2022, there were 172.10 million shares outstanding, including 1.21 million held in treasury.

Cash Flow

Cash flow data* ($ millions)	Q3 2022	Q3 2021	% change	9M 2022	9M 2021	% change
EBITDA from continuing operations	539	352	53.3%	1,680	1,056	59.1%
EBITDA from discontinued operations	2	28	(93.0)%	24	93	(73.7)%
EBITDA including discontinued operations	541	380	42.5%	1,705	1,149	48.4%
Cash capex (excluding spectrum and licenses)	(253)	(173)	(46.6)%	(777)	(580)	(34.0)%
Spectrum paid	(26)	(4)	NM	(75)	(25)	NM
Changes in working capital	(20)	7	NM	(214)	(185)	(15.6)%
Other non-cash items	4	5	(10.7)%	11	8	42.7%
Taxes paid	(66)	(30)	NM	(222)	(79)	NM
Operating free cash flow	180	185	(3.0)%	427	287	48.8%
Finance charges paid, net	(120)	(85)	(40.8)%	(312)	(267)	(17.1)%
Lease interest payments, net	(30)	(40)	24.7%	(100)	(109)	8.5%
Lease principal repayments	(37)	(28)	(31.6)%	(120)	(90)	(33.0)%
Free cash flow	(7)	32	NM	(105)	(179)	41.4%
Repatriation from joint ventures and associates	36	13	NM	63	50	26.4%
Dividends and advances to non-controlling interests	(1)	—	NM	(3)	(6)	45.3%
Equity free cash flow	28	45	(37.0)%	(45)	(135)	66.7%
Equity free cash flow - Africa	2	(12)	NM	(10)	(12)	17.6%
Equity free cash flow - excluding Africa	26	57	(53.9)%	(35)	(123)	71.3%

* See page 11 for a description of non-IFRS measures discussed in the above table. On November 12, 2021, we acquired the remaining 45% interest in our Guatemala operation, and we began to consolidate Guatemala as of that date. As a result, Cash Flow metrics for 2022 are not directly comparable to those of 2021, which did not include Guatemala. Additionally, cash flow data includes our operation in Tanzania until its disposal on April 5, 2022.

Given meaningful seasonal variations, commentary in this section emphasizes year-to-date rather than quarterly performance.

Operating Free Cash Flow (OFCF) was $427 million in 9M 2022, an increase of $140 million year-on-year, with most line items impacted primarily by the consolidation of Guatemala. Working capital investment of $214 million reflects timing differences that largely revert in Q4.

Taxes paid increased to $222 million in 9M 2022 from $79 million in 9M 2021, primarily due to the consolidation of Guatemala and $7 million mainly related to our adherence to a tax amnesty in one of our operations. Finance charges increased $46 million year-on-year to $312 million due to higher average debt levels in 2022 compared to 2021.

Lease interest and lease principal payments totaled $220 million in 9M 2022, up $21 million from $200 million in 9M 2021 due to the Guatemala consolidation, expansion of our network, as well as higher payments on renewals.

Finally, repatriation from joint ventures and associates was $63 million in 9M 2022, an increase of $13 million compared to 9M 2021, which also included Guatemala, due to increased repatriation from Honduras.

Equity Free Cash Flow (EFCF) in 9M 2022 was negative $45 million, of which $10 million relates to the Africa operation. Excluding Africa, EFCF increased by $88 million, as a result of the Guatemala consolidation and improved performance. The negative EFCF in 9M 2022 is consistent with historical seasonal patterns, which primarily reflects the timing of annual cash payments for capex booked in Q4 but paid in Q1, income taxes, frequency and software licenses, and variable compensation, as well as the benefit of increased commercial activity and lower inventory in Q4.

Debt

($ millions)	September 30, 2022	December 31, 2021
USD Debt	4,140	4,827
Local Currency Debt	2,725	2,917
Debt	6,865	7,744
Cash	884	930
Net Debt*	5,981	6,814
Leases	1,025	1,167
Net Financial Obligations*	7,006	7,981
EBITDA* (LTM)	2,141	1,639
Proforma Adjustments	103	747
Proforma EBITDA*	2,244	2,385
Leverage*	3.12x	3.34x

* Net Debt, Net financial obligations, EBITDA and Leverage are non-IFRS measures and are IFRS consolidated figures. See page 11 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. Proforma adjustments relate to the acquisition of the Guatemala operation on November 12, 2021.

As of September 30, 2022, debt of $6,865 million was stable compared to $6,864 million at the end Q2 2022.

Approximately 63% of debt at September 30, 2022 was held at our operating entities, and 37% was at the corporate level. The average interest rate on our debt increased to 6.0% from 5.8% at the end of Q2 2022 mainly as a result of the increase in variable rates in USD and COP debt. As of September 30, 2022, 40% of our debt was in local currency or swapped for local currency slightly down from 41% as of June 30, 2022. In addition, 82% of our debt was at fixed rates or swapped for fixed rates with an average maturity of 5.9 years, in line with our targets. On our dollar-denominated debt1, the average rate was 5.3% with an average maturity of 6.5 years as of September 30, 2022, slightly increasing from levels as of June 30, 2022.

Our cash position was $884 million as of September 30, 2022, an increase of $105 million compared to $779 million as of June 30, 2022. Of our cash balance, 79% was held in U.S. dollars. As a result, our net debt was $5,981 million as of September 30, 2022, a decrease of $103 million during the quarter, reflecting the benefit of weaker foreign exchange rates on our local currency debt, as well as the positive EFCF generation during the quarter.

1 Including also SEK denominated bonds that have been swapped into US dollars.

In addition, as of September 30, 2022, we had lease liabilities of $1,025 million, which represented 13% of gross financial obligations. Including these lease liabilities, net financial obligations were $7,006 million as of September 30, 2022, a decrease of $112 million during the quarter. Leverage, which includes our lease obligations, was 3.12x as of September 30, 2022, decreasing from 3.14x as of June 30, 2022. Excluding the impact of leases, the ratio of net debt to EBITDAaL* was 3.03x, compared to 3.04x as of June 30, 2022.

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

Economic activity slowed noticeably in our markets during Q3 2022. Inflation steadily increased, in line with global trends, impacting consumer spending, although remittances from the U.S. to Central America sustained strong growth year-on-year. Foreign exchange rate volatility increased in some of our markets, with the average rate in the quarter for the Costa Rican colón and the Colombian peso down 5.8% and 12.1%, respectively, year-on-year, while currencies in other markets were broadly stable. Foreign exchange rates and movements are presented on page 14.

Key Performance Indicators

Mobile services

We ended Q3 2022 with 40.0 million customers, an increase of 160,000 during the quarter with customer gains in almost every country, except Guatemala and Bolivia, which experienced declines in prepaid. During the quarter, approximately 200,000 customers were reclassified from postpaid to prepaid upon completion of a large government contract in Colombia.

Mobile ARPU declined 3.6% year-on-year partly due to the weaker Colombian peso. In local currency terms, ARPU declined by 1.0% on average, but it rose in three countries including a 6% uplift in Colombia, driven by the ongoing shift in mix toward postpaid. During Q3, we implemented price increases in many of our markets, the full effect of which is expected in future periods.

Key Performance Indicators* (‘000)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q3 2022 vs Q3 2021
Mobile customers	40,014	39,855	39,956	39,802	38,971	2.7%
Of which 4G customers	19,806	19,134	19,282	19,046	18,123	9.3%
Of which postpaid subscribers	6,155	6,161	5,935	5,615	5,278	16.6%
Mobile ARPU ($)	6.0	6.2	6.1	6.3	6.3	(3.6)%
Homes passed	12,700	12,448	12,237	12,083	11,936	6.4%
Of which HFC/FTTH	12,433	12,179	11,965	11,810	11,660	6.6%
Customer relationships	4,780	4,767	4,762	4,704	4,672	2.3%
Of which HFC/FTTH	4,109	4,083	4,062	3,988	3,928	4.6%
HFC/FTTH revenue generating units	8,636	8,572	8,524	8,360	8,180	5.6%
Of which Broadband Internet	3,764	3,740	3,719	3,637	3,578	5.2%
Home ARPU ($)	26.2	27.3	27.5	27.9	28.1	(6.9)%

* KPIs re-presented to include Guatemala in all periods and exclude both Africa, which has been classified as discontinued operations, and our joint venture in Honduras, which is not consolidated in the Group figures.

Broadband and other fixed services

At the end of Q3 2022, our networks passed 12.7 million homes, an increase of 252,000 during the quarter and 6.4% year-on-year, as we have ramped up to our target build rate as planned. In the quarter, we added 26,000 net HFC/FTTH customer relationships, reflecting the impact of continued price discipline amidst a more challenging macroeconomic environment, as well as increased competition in some markets. Penetration on our HFC/FTTH network was 33.1%, down slightly from 33.7% in Q3 2021, as we increased our build rate significantly in the quarter.

Home ARPU declined 6.9% year-on-year, due largely to the weaker Colombian peso. Excluding the currency impact, Home ARPU declined 2.8% due to the shift in mix toward Broadband-only customers, which generate lower ARPU, as well as lower cost and capex. In local currency, ARPU increased in three countries, and we increased prices across our footprint, which should help produce improved ARPU trends going forward.

Financial indicators

In Q3 2022, revenue increased 37.9% year-on-year to $1,388 million, while service revenue increased 34.5% to $1,280 million. Adjusting for the acquisition of Guatemala and for currency movements, organic service revenue growth was 2.7% year-on-year, reflecting growth in all countries except Guatemala and Bolivia and growth in all business units.

El Salvador had the strongest performance in the quarter, with service revenue growing 6.0%. Colombia grew 5.7% in local currency driven by mobile growth in the mid-teens. Panama grew 3.9%, led by mobile up high-single-digits and B2B up mid-single-digits in this consolidating market. In Paraguay, 2.3% service revenue growth reflected strong performance in mobile and B2B, which offset a decline in Home. Guatemala service revenue declined 0.5%, as we took additional steps to defend our market leadership. Bolivia declined 0.6%, impacted by a change in regulation that took effect in August. Finally, local currency service revenue grew 5.9% in Nicaragua, and 1.5% in Costa Rica. The Honduras joint venture (not consolidated) grew 2.2%.

Financial Highlights*	Q3 2022	Q3 2021	% change	Organic % change	9M 2022	9M 2021	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,388	1,006	37.9%	2.4%	4,243	3,006	41.1%	4.1%
Service revenue	1,280	951	34.5%	2.7%	3,895	2,843	37.0%	3.9%
Mobile	735	462	59.1%		2,222	1,373	61.8%
Cable and other fixed services	528	475	11.3%		1,620	1,425	13.7%
Other	16	15	9.8%		52	44	17.7%
EBITDA	539	352	53.3%	(1.9)%	1,680	1,056	59.1%	1.0%
EBITDA margin	38.9%	34.9%	3.9 pt		39.6%	35.1%	4.5 pt
Capex	253	229	10.2%		707	538	31.4%
OCF	286	122	134.4%	2.0%	973	518	87.9%	(2.7)%

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and lease capitalizations. See page 11 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

By business unit, Home service revenue was flat, growing 0.2% organically, impacted by lower customer intake due to pricing discipline and the macroeconomic environment. In our Mobile business, organic service revenue grew a healthy 3.2% year-on-year, driven by postpaid, which grew 8.9% in local currency. Finally, B2B maintained its strong momentum, with service revenue growing 5.9% organically, with Paraguay and El Salvador posting double-digit growth in B2B during the quarter.

EBITDA was $539 million, an increase of 53.3% year-on-year. Excluding the acquisition of Guatemala and changes in FX rate, EBITDA declined 1.9% organically year-on-year, impacted by a $7 million one-time charge related to the early termination of a software contract. Excluding this one-off, EBITDA would have declined 0.6% organically, reflecting the low single-digit service revenue growth, offset by the inflationary impacts on our cost structure and the ongoing investments to support growth and independence of our Tower Company and Tigo Money businesses, which we are planning to carve-out in 2023. Also impacting EBITDA in Q3 were costs related to our new content agreement with Vix, which includes rights to the Spanish soccer league ("La Liga") matches. We began commercializing Vix in mid-September and will begin generating revenue in Q4.

By country, EBITDA local currency growth was positive in Nicaragua (13.2%), Colombia (6.6%), Panama (6.0%), El Salvador (3.9%) and Costa Rica (0.4%). Growth was negative 2.6% in Guatemala, as the decline in prepaid and incoming international long distance impacted margins, as did investments to protect market share. Bolivia declined 3.7%, impacted by the regulatory change implemented in August, and Paraguay declined 2.7% due to phasing of opex related to our exclusive soccer rights and advertising and promotional campaigns. Finally, the Honduras joint venture (not consolidated) grew 3.5%.

Capex was $253 million in the quarter. In Mobile, we added more than 500 points of presence to our 4G network during the quarter, and we ended with more than 17,000 points of presence, an increase of 15% year-on-year. At the end of Q3 2022, our 4G networks covered approximately 79% of the population2, which is up from approximately 76% as of September 30, 2021.

Operating Cash Flow (OCF) increased 134.4% year-on-year to $286 million in Q3 2022. Excluding the impact of the acquisition of Guatemala and currencies, OCF increased 2.0% organically, impacted by the EBITDA one-off related to a software contract. Excluding the impact of this one-off, OCF would have increased 4.5% organically.

ESG highlights – Q3 2022

Environment

With our near-term Science-Based Targets validated and officially announced in July 2022, we have continued our work to ensure progress towards the commitments. This includes monitoring of current initiatives, plans for upcoming projects and efforts, training, and building internal and external partnerships to promote the development of a low-carbon economy in our markets.

Society

Culture

Millicom has been recognized as one of the World's Best Workplaces by Great Place To Work, ranking number 5. This achievement rewards Millicom's SangreTigo culture and investment in its people, and is in addition to the recognition as the second place in the Great Place to Work Latin America ranking received in August, 2022, and the fifth place in the Great Place to Work Central America Ranking received in April, 2022.

Digital Education

Our Conectadas program has trained over 80,000 year-to-date Q3 2022 as we continue to work towards our targets. We are currently working with our partner Grameen Foundation on including new content in the platform, which will be provided by GSMA's Mobile Internet Skills Training Toolkit. As of year-to-date Q3 2022, we have trained over 58,000 teachers. We also held two in person events for teachers in Bolivia and Paraguay, with over 2,200 teachers attending.

2 The population is approximately 120 million in our markets.

In September 2022, at an event honoring Millicom, Glasswing International and Millicom announced a new mentorship program in Guatemala, El Salvador, and Honduras. Professionals from Tigo will engage in mentoring sessions with groups of students, and an initial pilot is expected to be launched in November.

Activities with the Fundación Real Madrid continue across our footprint, and more than 6,000 people have attended our training sessions.

Supply Chain Management

We launched a revised and updated version of our Supplier training module, enhancing the content related to climate change and Scope 3 emissions reduction. Furthermore, we are reaching out to vendors in key Scope 3 emissions categories, to join forces in working towards a more efficient and resilient value chain.

Governance

Compliance

In Q3 2022, we launched the annual mandatory Compliance training, covering all relevant aspects of the program (Code of Conduct, Anti-Corruption, Gifts & Hospitality, Speak Up, Sponsorships & Donations, Conflicts of Interest, Third Party Due Diligence, and AML -Anti Money Laundering-). The training targets all active employees and contracted staff of the company. Also, in tandem with our training efforts, we are conducting our global Conflicts of Interest campaign.

Video conference details

A video conference to discuss these results will take place on October 27 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 879-9645-2403. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

Financial calendar

2023

Date	Event
February 10	Q4 2022 results
April 27	Q1 2023 results
May 4	2023 AGM
July 27	Q2 2023 results
October 26	Q3 2023 results

For further information, please contact

Press:	Investors:
Karim Lesina, EVP Chief External Affairs Officer	Michel Morin, VP Investor Relations
Yocasta Valdez, Group Sr. Manager Digital Media & Communications	Sarah Inmon, Director Investor Relations
press@millicom.com	investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2022, Millicom employed approximately 20,000 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on October 27, 2022.

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, armed conflict, acts by terrorists, including the impact of the outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces,including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, financial targets and strategic plans, including the acceleration of cash flow growth, the reduction in net leverage, the expansion of our fixed broadband network, and the implementation of a share repurchase program and environmental, social and governance standards;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found under the heading “Risk Factors” in Item 1 of Millicom’s Report on Form 6-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2022, and in Millicom’s subsequent SEC filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Following the changes in perimeter following the Guatemala acquisition and the Africa disposal, Millicom's management modified the company's external reporting with the primary objective of simplifying it. As a result, the Group has discontinued the use of the following non-IFRS measures: Proportionate financial obligations, Proportionate leverage, Proportionate leverage after leases, and all Underlying measures (as these mainly reflected the full consolidation of Guatemala). The definitions of EBITDA and Return on Invested Capital have been adjusted to reflect this change. In addition, the Group changed the definition of Equity Free Cash Flow to include spectrum paid and lease principal repayments in response to feedback from users of our financial statements who prefer a more comprehensive view of our cash flow generation. As a result we no longer refer to Equity Free Cash Flow 'after Leases'.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (EBITDAaL) represents EBITDA after lease interest and principal repayments.

EBITDA Margin represents EBITDA in relation to Revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities less cash and pledged and time deposits.

Net financial obligations is Net debt plus lease liabilities.

Leverage is the ratio of net financial obligations over LTM (Last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Leverage after leases is the ratio of net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions and disposals made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers in our Latin America segment as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our 2021 Annual Report for a list and description of non-IFRS measures.

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	Q3 2022	Q3 2022	Q3 2022	Q3 2022
A- Current period	1,388	1,280	539	286
B- Prior year period	1,006	951	352	122
C- Reported growth (A/B)	37.9%	34.5%	53.3%	134.4%
D- Perimeter	39.4%	35.6%	60.7%	141.8%
E- FX and other	(3.8)%	(3.8)%	(5.4)%	(9.4)%
F- Organic Growth (C-D-E)	2.4%	2.7%	(1.9)%	2.0%

*Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	9M 2022	9M 2022	9M 2022	9M 2022
A- Current period	4,243	3,895	1,680	973
B- Prior year period	3,006	2,843	1,056	518
C- Reported growth (A/B)	41.1%	37.0%	59.1%	87.9%
D- Perimeter	39.2%	35.4%	60.9%	99.9%
E- FX and other	(2.1)%	(2.4)%	(2.7)%	(9.3)%
F- Organic Growth (C-D-E)	4.1%	3.9%	1.0%	(2.7)%

*Organic growth is calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

Reconciliation of Net financial obligations to EBITDA as of September 30, 2022

Debt Information - September 30, 2022	Financial obligations			LTM EBITDA
$ millions	Gross	Cash	Net	Reported	Adjustments*	Proforma	Leverage
Millicom Group (IFRS)	7,890	884	7,006	2,141	103	2,244	3.12x

*Related to Guatemala acquisition completed on November 12, 2021.

One-off Summary - Items above EBITDA

2022	Q3 2022		9M 2022		Comment (Q3 2022)
($ millions)	Revenue	EBITDA	Revenue	EBITDA
Panama	—	—	—	5
Colombia	—	—	—	(4)
Corporate	—	(7)	—	(7)	Early termination of software contract
Group Total	—	(7)	—	(7)

2021	Q3 2021		9M 2021		Comment (Q3 2021)
($ millions)	Revenue	EBITDA	Revenue	EBITDA
Paraguay	—	—	(4)	(4)
Group Total	—	—	(4)	(4)

ARPU reconciliations

Mobile ARPU Reconciliation	Q3 2022	Q3 2021	9M 2022	9M 2021
Mobile service revenue ($m)	735	732	2,222	2,181
Mobile Service revenue ($m) from non-Tigo customers ($m) *	(12)	(8)	(33)	(21)
Mobile Service revenue ($m) from Tigo customers (A)	723	724	2,189	2,160
Mobile customers - end of period (000)	40,014	38,971	40,014	38,971
Mobile customers - average (000) (B) **	39,935	38,567	39,907	38,040
Mobile ARPU (USD/Month) (A/B/number of months)	6.0	6.3	6.1	6.3

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Home ARPU Reconciliation	Q3 2022	Q3 2021	9M 2022	9M 2021
Home service revenue ($m)	383	400	1,180	1,189
Home service revenue ($m) from non-Tigo customers ($m) *	(8)	(8)	(24)	(21)
Home service revenue ($m) from Tigo customers (A)	375	392	1,156	1,168
Customer Relationships - end of period (000) **	4,780	4,672	4,780	4,672
Customer Relationships - average (000) (B) ***	4,774	4,640	4,754	4,542
Home ARPU (USD/Month) (A/B/number of months)	26.2	28.1	27.0	28.6

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

OCF (EBITDA- Capex) Reconciliation

Group OCF	Q3 2022	Q3 2021	9M 2022	9M 2021
EBITDA	539	352	1,680	1,056
(-)Capex (Ex. Spectrum)	253	229	707	538
OCF	286	122	973	518

Capex Reconciliation

Capex Reconciliation	Q3 2022	Q3 2021	9M 2022	9M 2021
Consolidated:
Additions to property, plant and equipment	210	189	588	450
Additions to licenses and other intangibles	88	64	280	98
Of which spectrum and license costs	45	24	161	10
Total consolidated additions	298	253	868	548
Of which capital expenditures related to headquarters	5	3	12	7

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q3 22	Q2 22	QoQ	Q3 21	YoY	Q3 22	Q2 22	QoQ	Q3 21	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	4,340	3,939	(9.2)%	3,817	(12.1)%	4,532	4,127	(8.9)%	3,835	(15.4)%
Costa Rica	CRC	663	680	2.5%	625	(5.8)%	633	692	9.4%	630	(0.5)%
Guatemala	GTQ	7.78	7.70	(1.1)%	7.74	(0.5)%	7.88	7.76	(1.6)%	7.73	(1.9)%
Honduras	HNL	24.57	24.46	(0.5)%	23.98	(2.4)%	24.70	24.50	(0.8)%	24.17	(2.2)%
Nicaragua	NIO	35.96	35.78	(0.5)%	35.26	(2.0)%	36.05	35.87	(0.5)%	35.34	(2.0)%
Paraguay	PYG	6,929	6,866	(0.9)%	6,877	(0.8)%	7,091	6,848	(3.4)%	6,914	(2.5)%

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q3 2022	Q3 2021	9M 2022	9M 2021
Net cash provided by operating activities	309	237	868	516
Purchase of property, plant and equipment	(219)	(149)	(625)	(479)
Proceeds from sale of property, plant and equipment	2	2	8	6
Purchase of intangible assets	(36)	(26)	(161)	(107)
Purchase of spectrum and licenses	(26)	(4)	(75)	(25)
Proceeds from sale of intangible assets	—	—	—	—
Finance charges paid, net	150	125	412	376
Operating free cash flow	180	185	427	287
Interest (paid), net	(150)	(125)	(412)	(376)
Lease Principal Repayments	(37)	(28)	(120)	(90)
Free cash flow	(7)	32	(105)	(179)
Repatriation from joint ventures and associates	36	13	63	50
Dividends paid to non-controlling interests	(1)	—	(3)	(6)
Equity free cash flow	28	45	(45)	(135)
Equity free cash flow - Africa	2	(12)	(10)	(12)
Equity free cash flow - excluding Africa	26	57	(35)	(123)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, General Counsel

Date: October 27, 2022